Exhibit 6.24

Commonwealth Thoroughbreds LLC and Gandharvi, LLC

AGREEMENT OF CO-MANAGEMENT dated as of October 25, 2022 between Gandharvi, LLC (“Gandharvi”) and Commonwealth Thoroughbreds LLC (“Commonwealth”), together, the Co-Managers.

The Tapicat 21' will be raced under the co-management of Commonwealth and Gandharvi. All decisions related to the Horse's racing career, including without limitation, the selection of a trainer for the Horse, will be made jointly by Commonwealth and Gandharvi. The Horse will not be entered in any claiming/selling race, undergo any surgical intervention, be bred, retired or otherwise disposed of without the agreement of the Co-Managers. Additionally:

1.

The Co-Managers, in consultation with additional Co-Owners, will oversee the day-to-day management of Tapicat 21', including oversight of pre-training, training, transportation, veterinarian issues, and all standard management practices necessary for the care of .

2.	The Co-Managers will provide additional Co-Owners with updates on Tapicat 21' at a minimum of every two weeks while Tapicat 21' is in training.

3.	All Co-Owners shall bear their pro-rata share of costs incurred and risks associated with the services provided by any Trainer retained by the Co-Managers on behalf of Co-Owners.

4.	The Co-Managers will procure equine mortality insurance for Tapicat 21' at standard industry rates.

5.

The Co-Managers will develop an exit strategy for the sale of Tapicat 21' at the completion of her racing career and will advise Co-Owners about the appropriate auctions and consigning agent to be used in offering Tapicat 21' for sale at public auction.

6.	The Co-Managers will relay any inquiries or offers to purchase an interest in Tapicat 21' and will give their combined opinion as to the acceptability of such offer.

7.

If a disagreement exists between or among the Co-Owners or between one or more of the Co-Owners and the Co-Managers concerning the management of Tapicat 21' or relating to the relationships, rights, duties, or obligations hereunder (a “Dispute”), any one of the disputants may require the other parties to submit the Dispute to arbitration if good faith negotiations among the parties do not resolve the Dispute. Such arbitration shall proceed in accordance with the arbitration rules of the American Arbitration Association then pertaining (the “Rules”), insofar as such Rules are not inconsistent with the provisions expressly set forth in this Agreement.

IN WITNESS WHEREOF, each of the parties has signed this agreement or caused it to be signed on its behalf, all as of the date first above written.

/s/ Brian Doxtator	/s/ Michael Wallace
Brian Doxtator	Michael Wallace
Manager	CEO
Commonwealth Thoroughbreds LLC	Gandharvi LLC